EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross sells Harry Winston shares

Toronto, Ontario, July 23, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) ("Harry Winston"), consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis.

This press release is not an offer of securities for sale in the United States.  The Harry Winston common shares to be sold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com